Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

LOULO PREPARES TO SHIP FIRST BULLION;
EQUITY OFFERING TO STRENGTHEN BALANCE SHEET

London, 3 November 2005 (LSE:RRS)(Nasdaq:GOLD) – London and Nasdaq listed gold miner Randgold Resources' new mine at Loulo in Mali will ship its first commercial consignment of bullion later this month after the successful commissioning of the first phase of the plant, the company said today.

Reporting an increased profit of US$9.2 million for the third quarter (Q2: US$7.1 million) and of US$28.5 million for the nine months to September (2004: US$3.6 million) the company said throughput at the Loulo plant was currently being raised to design levels and the mine was steadily being brought into commercial production. Selective mining and ore stockpiling has been in progress since May, ahead of the mill start-up, and the first gold was poured on 27 September. Work on the second phase of the development is underway, with the completion of the hard rock crushing circuit scheduled for the first quarter of 2006.

Meanwhile the Randgold Resources board has approved the development of an underground mine at Loulo to complement the original open-pit operation. An integrated plan to optimise the value of the combined open-pit and underground operations is scheduled for completion within the next three months.

The company's other mine, the Morila joint-venture in Mali, posted good results for the September quarter. Tonnage and grade were maintained in spite of a strike by the mining contractor's workers, and plant throughput exceeded one million tonnes - up 60 000 tonnes on the previous quarter. The consistent plant performance enabled Morila to produce 172 901 ounces of gold, a 7 542-ounce improvement on the June quarter.

On the exploration front, fieldwork in West Africa has resumed after the annual break for the wet season. In East Africa, field activities were accelerated during this period and good progress has been made. The company has recently concluded a joint-venture agreement with the government of Tanzania to develop new mineral deposits in the Kiabakari Maji-Moto region. Included in the agreement are the Buhemba South and Kiabakari prospecting licences. The latter includes the old Kiabakari mine and adds an advanced project to Randgold Resources' portfolio.

A busy final quarter has been planned, with drilling at Loulo, Sitakili, Selou and Morila as well as in Senegal and Tanzania. At Loulo the focus is on resource conversion and on identifying new resources. At nearby Sitakili, a firstphase reconnaissance drilling programme has been designed to probe significant gold in porphyry intrusives identified through field mapping and sampling.

In the Morila region, a hyperspectral study is being undertaken for the development of a three-dimensional model and the identification of drilling targets for 2006. In Senegal, four permits now consolidate the company's groundholding on the Sabodala belt, where two targets have been earmarked for further work.

In Burkina Faso, the emphasis has been on building a country model and in Ghana, fieldwork will start once government has approved pending applications.

The company said that in view of the postponement of elections in Côte d'Ivoire, it did not expect to start work on the final feasibility study on its Tongon project until the political situation stabilises.

On 1 November 2005, the company priced a fully marketed global equity offering of 7 500 000 ordinary shares and American Depositary Shares ("ADSs") at US$13.50 per share. The underwriters have been granted an over-allotment option by Randgold Resources to purchase up to 1 125 000 additional ordinary shares. The funds will be used for the development of the Loulo underground mine, the Tongon pre-feasiblity study and new business opportunities.

With its extensive exploration portfolio, and a strengthened balance sheet, the company is now well-placed to continue with its development projects.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288	+44 791 709 8939	+27 11 728 4701 Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com

Website : www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, development of Loulo and estimates of resource, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2004, which was field with the Securities Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investor: The United States Securities Exchange Commission (The "SEC") permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.

A registration statement relating to the securities offered in the global offering has been declared effective by the Securities and Exchange Commission. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.